1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 7, 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 04/07/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement of United Microelectronics Corporation (the “Company”) regarding the submission period applicable to the ADR holders of the Company.

Exhibit 99.1

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United Microelectronics Corporation

April 7, 2006

The United Microelectronics Corporation’s (the “Company”) (NYSE:UMC) 2006 Submission Period applicable to ADR holders of the Company for the submission of shareholder proposals will begin from April 12, 2006 and end on April 21, 2006. Pursuant to Section 4.15(b) of Amendment No. 1 to the Deposit Agreement between the Company and Citibank, N.A., as Depositary, dated March 3, 2006, any proposal submitted by ADS holders must be received by the Depositary two business days prior to the expiration of the Submission Period. Therefore, any proposal submitted by ADS holders must be received by the Depositary during the period from April 12, 2006 to April 19, 2006. For any enquiry, please contact Citibank Shareholder Services at 1-877- 248-4237.